Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of Clarus Therapeutics Holdings, Inc. on Form S-1 of our report dated May 6, 2021, which includes an explanatory paragraph as to Blue Water Acquisition Corp.’s ability to continue as a going concern, with respect to our audit of the financial statements of Blue Water Acquisition Corp. as of December 31, 2020 and for the period from May 22, 2020 (inception) through December 31, 2020, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp

Marcum llp

Melville, NY

September 30, 2021